Filed by SOFTBANK CORP. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

The following slides relate to the SOFTBANK CORP. earnings results briefing held on October 31, 2012.

SELECTED SLIDES FROM PRESENTATION MATERIALS USED IN EARNINGS RESULTS BRIEFING

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between Sprint Nextel Corporation (“Sprint”) and SOFTBANK CORP. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”) pursuant to a merger agreement and bond purchase agreement. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approval by Sprint stockholders may not be obtained; (2) there may be a material adverse change of SOFTBANK or Sprint, or the respective businesses of SoftBank or Sprint may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; and (5) other risk factors as detailed from time to time in Sprint’s and Starburst II’s reports filed with the Securities and Exchange Commission (“SEC”), including Sprint’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, and the proxy statement/prospectus to be contained in Starburst II’s Registration Statement on Form S-4, which are, (or will be, when filed) available on the SEC’s web site (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

None of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, Starburst II plans to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Sprint, and that also will constitute a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint and Starburst II will be available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint’s web site (www.Sprint.com) under the tab “About Us – Investors” and then under the heading “Documents and Filings – SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction (when filed) also may be obtained, free of charge, by directing a request to SoftBank, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SoftBank, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2011. Other information regarding the interests of such individuals as well as information regarding SoftBank’s and Starburst II’s directors and executive officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Non-GAAP Financial Measures

This presentation may contain certain “non-GAAP” financial measures. SoftBank uses certain non-GAAP performance measures and ratios in managing its business. SoftBank Non-GAAP financial information should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with generally accepted accounting principles in Japan. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Sprint provides financial measures determined in accordance with accounting principles generally accepted in the United States (GAAP) and adjusted GAAP (non-GAAP). The non-GAAP financial measures reflect industry conventions, or standard measures of liquidity, profitability or performance commonly used by the investment community for comparability purposes. These measurements should be considered in addition to, but not as a substitute for, financial information prepared in accordance with GAAP. We have defined below each of the non-GAAP measures we use, but these measures may not be synonymous to similar measurement terms used by other companies.

Sprint provides reconciliations of these non-GAAP measures in its financial reporting. Because Sprint does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint does not provide reconciliations to GAAP of its forward-looking financial measures.

The measures used in this presentation for Sprint include the following:

OIBDA is operating income/(loss) before depreciation and amortization. Adjusted OIBDA is OIBDA excluding severance, exit costs, and other special items. Adjusted OIBDA Margin represents Adjusted OIBDA divided by non-equipment net operating revenues for Wireless and Adjusted OIBDA divided by net operating revenues for Wireline. Sprint believes that Adjusted OIBDA and Adjusted OIBDA Margin provide useful information to investors because they are an indicator of the strength and performance of Sprint’s ongoing business operations, including Sprint’s ability to fund discretionary spending such as capital expenditures, spectrum acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and definite-lived intangible assets. Adjusted OIBDA and Adjusted OIBDA Margin are calculations commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

Third-party Information

Certain information in this document is based upon information from various sources believed by SoftBank to be reliable. SoftBank has not independently verified any of such information and shall have no liability associated with the inaccuracy or inadequacy thereof.

EBIT Margin

(Operating Margin)

30% 25% 20% 15% 10% 5%

2006 ‘07 ‘08 ‘09 ‘10 ‘11 ‘12 H1 H1 H1 H1 H1 H1 H1

25%

Soft Bank

20% AT&T 19% Verizon

No.1 in

the US & Japan

(FY)

*Created by SOFTBANK CORP. based on respective companies’ publicly available information. *SoftBank: Apr. to Sept. AT&T and Verizon: Jan. to June

Will you postpone the network enhancement because of the investment in Sprint?

Don’t worry!

SoftBank’s Market

Alibaba.com

Renren

Bsb

Inmobi

Soft Bank

Yahoo

Japan

Sprint tm

Further growth

Oct. 15, 2012

SoftBank / Sprint Strategic Partnership

Soft Bank sprint tm

Today, I will answer questions from all over the world.

Question 1

Why the US?

Answer

Aim for sustainable growth in a country with a fast growing mobile market.

Population Outlook

310mil

400mil

2011 ‘20 ‘30 ‘40 ‘50 (CY)

Population increasing

Source : United Nations “World Population Prospects, the 2010 Revision” Birth rate MEDIUM estimates used.

Nominal GDP

USD 38.3t

USD 15.1t

2011 ‘20 ‘30 ‘40 ‘50 (CY)

Economic growth

Source: (2011) Ministry of Foreign Affairs of Japan, Economic Affairs Bureau, International Economy Division (from 2020) Goldman Sachs ‘Global Economics Paper No: 153’

Mar. 28, 2007

LTE Subscribers (World)

Japan

13%

US

56%

Japan & the US are global leaders in LTE

Source: Wireless Intelligence (as of Mar. 31, 2012) Subscriber number of FDD-LTE, TD-LTE and AXGP.

Mobile Data Traffic

Japan

16%

US

22%

Japan & the US are leaders in mobile data

Source: Statistic information of CISCO VNI Mobile, 2011

Created by SOFTBANK CORP. based on the world’s mobile traffic data ratio by region in 2011.

Country Risk?

Question 2

Why Sprint?

Answer

High Growth Potential

Sprint

1. Revenue increase

2. Improves financial position

& CAPEX for growth 3. Management efficiency

Sprint

3 Areas of Anticipated Growth Potential

1. Revenue increase

2. Improves financial position

& CAPEX for growth

3. Management efficiency

Revenue

Subscribers

ARPU

Total Subscribers at End of Period

(mil)

60

55.96

50

40

30

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

FY2010 FY2011 FY2012

Subscribers

Source: Sprint’s publicly available information

Total Subscribers at End of Period

(mil)

60

50

40

30

Nextel platform (to be shut down)

55.96

52.86

Sprint platform

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

FY2010 FY2011 FY2012

Subscribers

Steady growth

Source: Sprint’s publicly available information

Period Subscribers Changes

(period ended Sept. YoY)

5.7%

5.1% 4.8%

AT&T Verizon Sprint

Subscribers

In-line with market

Sprint platform

( + (

Nextel platform

*Created by SOFTBANK CORP. based on respective companies’ publicly available information. *Verizon:Retail Connections AT&T: Total Cellular/PCS Customers Sprint: sum of Sprint platform and Nextel platform

Period Subscribers Changes
(period ended Sept. YoY)

Subscribers


14.0%
5.1%
5.7%
AT&T
Verizon
Sprint
Platform Only

No.1
(Sprint platform only)



*Created by SOFTBANK CORP. based on respective companies' publicly available information.
*Verizon:Retail Connections
AT&T: Total Cellular/PCS Customers
Sprint: Total Sprint platform

84

Total Retail Postpaid ARPU

(USD)

60

55

50

USD 61.18

Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

(FY)

2010 2011 2012

ARPU

Steady growth

Source: Sprint’s publicly available information

Total Retail Postpaid ARPU Change

(period ended Sept. YoY)

6.1%

2.6%

2.4%

AT&T Verizon Sprint

ARPU

No.1

*Created by SOFTBANK CORP. based on respective companies’ publicly available information.

*Verizon: Calculated by SOFTBANK CORP. based on respective companies’s publicly available information AT&T: Postpaid Subscriber ARPU

Sprint: Total Retail Postpaid ARPU (including Sprint platform and Nextel platform)

Sprint Platform Wireless Service Revenue

(USD)

7bn

6bn

6.9bn

5.3bn

5bn

Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

2010 2011 2012

Sales

Steady growth

Source: Sprint’s publicly available information

Wireless Service Revenue Growth

(YTD YoY)

7.5% 7.1%

4.4%

AT&T Verizon Sprint

Sales

In-line with market

Sprint platform

( + (

Nextel platform

*Created by SOFTBANK CORP. based on respective companies’ publicly available information. *Verizon: Verizon Wireless Service Revenue AT&T: Wireless Segment Service Revenue Sprint: Wireless Service Revenue (Sprint Platform + Nextel Platform)

Wireless Service Revenue Change

(YTD YoY)

15.6%

7.5%

4.4%

AT&T Verizon Sprint Platform Only

Sales

No.1

(Sprint platform only)

*Created by SOFTBANK CORP. based on respective companies’ publicly available information. *Verizon: Verizon Wireless Service Revenue AT&T: Wireless Segment Service Revenue Sprint: Wireless Service Revenue (Sprint Platform)

Consolidated Net Operating Revenues Change

(YTD YoY)

5.5%

4.1%

0.7%

AT&T Verizon Sprint

Sales

Consolidated No.1

*Created by SOFTBANK CORP. based on respective companies’ publicly available information.

Sprint

3 Areas of Anticipated Growth Potential

1. Revenue increase

2. Improves financial position

& CAPEX for growth

3. Management efficiency

Net Debt

JPY 1.2t

(USD 15bn)

Investment from SoftBank

JPY 0.6t (USD 8bn)

JPY 0.6t

(USD 7bn)

Before After Capital Increase Capital Increase

(as of Sept. 30, 2012)

Sprint

Significant reduction

*Pro forma

*USD converted at USD= JPY 80

Source: Sprint’s publicly available information

Net Debt/EBITDA Multiple

3.13x

1.46x

Before After Capital Increase Capital Increase

(as of Sept. 30, 2012)

Sprint

Tremendous improvement

*Pro forma

*Created by SOFTBANK CORP. based on Sprint’s publicly available information.

CAPEX

(USD bn)

7.1 6.5

3.0 2.9 1.9 1.6

2006 ‘07 ‘08 ‘09 ‘10 ‘11 (FY)

Sprint

CAPEX for further growth

Source: Sprint’s publicly available information

Sprint

Pp3 Areas of Anticipated Growth Potential

1. Revenue increase

2. Improves financial position

& CAPEX for growth

3. Management efficiency

Mobile: EBITDA Margin

50%

40%

30%

20%

10%

27%

50%SoftBank

48%Verizon 44% NTT DOCOMO 42%AT&T

2005 ‘06 ‘07 ‘08 ‘09 ‘10 “11 ‘12 (FY)

YTD

No.1 in both

Japan & the US

16% Sprint

*Created by SOFTBANK CORP. based on respective companies’ publicly available information for Japanese companies, and Bloomberg information for US companies.

*Fiscal year for Japan: Apr. to Mar. US: Jan. to Dec.

Mobile EBITDA Margin = Mobile EBITDA / Mobile Service Revenue

Mobile: EBITDA Margin

Soft Bank

50%

50%

40%

30%

20%

10%

38%

27%

2002 ‘04 ‘06 ‘08 ‘10 ‘12

H1

Sprint

50%

40%

30%

20%

10%

36%

Toward turnaround

16%

2006 ‘07 ‘08 ‘09 ‘10 ‘11 ‘12

Source: Sprint’s publicly available information YTD

*Mobile EBITDA Margin = Mobile EBITDA / Mobile Service Revenue

Sprint Consolidated Results

(July to Sept. 2012)

USD -231mil USD -767mil

Operating Loss Net Loss

(Source) Nikkei (Oct. 26, 2012) Source: Sprint’s publicly available information

Sprint has tremendous loss?

Sprint Consolidated Results

(July to Sept. 2012)

USD -231mil USD -767mil

Operating Loss Net Loss

Sprint

Accelerated depreciation mainly due to shut down of Nextel platform

Impact of accelerated depreciation (397 million USD)

Source: Sprint’s publicly available information

Sprint Consolidated Results

(July to Sept. 2012)

USD 166mil

USD -370mil

Operating Income Net Loss

Sprint

Profitable

(Before accelerated depreciation)

*Calculated by SOFTBANK CORP. based Sprint’s publicly available information

Sprint

Phases of the Sprint Turnaround

I. Recovery

•Improve the brand •Reverse subscriber trends •Begin growing revenue •Eliminate costs •Conserve capital in preparation for investmen phase

II. Investment

•Build world-class network platform •Eliminate duplicative network cost structure •Focus on growth of core Sprint platform business

III. Margin Expansion

•Expect strong margin improvement from Network Vision and continued revenue growth

Soft Bank

2008—2011 2012—2013 2014+

Consolidated EBITDA


JPY 1.6t
SoftBank + EMOBILE + WILLCOM + Sprint
JPY 1.5t NTT DOCOMO
JPY 1.0t KDDI
2005
'06
'07
'08
'09
'10
'11
'12
(forecast)

*Pro forma

*USD converted at USD= JPY 80

Surpass DOCOMO

*Created by SOFTBANK CORP. based on respective companies' publicly available information.
SoftBank: simple sum of SoftBank, eAccess, WILLCOM and Sprint (Adjusted OIBDA).
*SoftBank data includes WILLCOM, EMOBILE and Sprint data. SOFTBANK is WILLCOM's sponsor in connection with WILLCOM's rehabilitation under Japan's Corporate Rehabilitation Act, and holds a 100% economic interest in WILLCOM. eAccess Ltd., provider of the EMOBILE service, is the subject of a proposed share exchange transaction with SOFTBANK whereby, subject to receipt of necessary approvals and completion, eAccess Ltd. will become a wholly-owned subsidiary of SOFTBANK. Sprint Nextel Corporation is the subject of certain proposed transactions involving SOFTBANK whereby, subject to receipt of necessary approvals and completion, an indirect wholly-owned subsidiary of SOFTBANK will merge with Sprint. Following such merger, SOFTBANK is expected to indirectly own approximately 70% of the parent company of the surviving corporation.

108

SoftBank’s Enterprise Value

Mobile: Sales (Jan. - June 2012)


(JPY)
China Mobile
3.3t
Verizon
2.8t
SoftBank Group
SoftBank
Sprint
2.5t
AT&T
2.5t
Vodafone
2.4t
NTT DOCOMO
2.1t
Deutsche Telekom
1.9t
KDDI
1.3t
Global No.3
SoftBank
Sprint
WILLCOM

*Created by SOFTBANK CORP. based on respective companies' publicly available information.
SoftBank: simple sum of SoftBank, eAccess, WILLCOM and Sprint.
*Pro forma, refer to note on slide 108.

110

Mobile EBITDA


(JPY)
China Mobile
3.1t
Verizon
2.1t
AT&T
1.7t
NTT DOCOMO
1.5t
SoftBank Group
SoftBank
Sprint
1.2t
KDDI
0.7t
Bharti Airtel
0.2t
Global No.5
SoftBank
WILLCOM
Sprint

Source: based on respective companies' publicly available information
SoftBank Group and NTT DOCOMO: FY2012 forecasts, Others: FY2011
SoftBank Group: simple sum of SoftBank, eAccess, WILLCOM, and Sprint (Adjusted OIBDA)
*Pro forma, refer to note on slide 108.

111

But

Question 4

Why Expand the Business Base?

Answer

Provide the best possible service by enhancing the management base and financial strength

Change in the Competitive Market Place

Galapagos phone

×

2G/3G

Smartphone

×

LTE

Now is the time to capitalize the world’s economies of scale

To Customers in Japan and the US

1. Cutting-edge LTE network

2. Global smartphone

3. Innovative services

Provide the world’s most-advanced mobile broadband

Lifestyle Innovation through Mobile Internet

Information Revolution -Happiness for everyone

Soft Bank

1. Application of accounting standard for disclosure on segments

The “Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” and related “Guidance on the Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” are applied from FY2010/Q1. Financial results for 2010/3 are shown based on the new standard for comparison purposes only and have neither been audited nor reviewed by our independent auditors. All financial information for 2010/3 presented herein based on the new standard are subject to our audited and reviewed financial reports for the relevant corresponding periods.

2. Definition of terms etc. in this material.

Free cash flow (FCF): cash flows from operating activities + cash flows from investing activities.

EBITDA: operating income (loss) + depreciation and amortization (including amortization of goodwill), and loss on disposal of fixed assets included in operating expenses.

Net interest-bearing debt: interest-bearing debt—cash position

Interest-bearing debt: short-term borrowings + commercial paper + current portion of corporate bonds + corporate bonds + long-term borrowings. Lease obligations are not included. This excludes the corporate bonds (WBS Class B2 Funding Notes, issued by J-WBS Funding K.K.) with a face value of JPY 27.0bn acquired by SOFTBANK CORP. during 2010/3 that were issued under the whole business securitization financing scheme associated with the acquisition of Vodafone K.K.

Cash position: cash & cash deposits + marketable securities recorded as current assets. (excludes Yahoo! Inc. shares which were held by a subsidiary of SOFTBANK CORP. in the United States of America).

Record high, record high revenue: since SOFTBANK CORP. applied consolidated accounting in 1995/3.

SOFTBANK CORP. owns 100% shares issued by WILLCOM, Inc. However, WILLCOM, Inc. is in the process of reorganization under the Corporate Reorganization Act and the Company does not have effective control over WILLCOM, Inc. Therefore, WILLCOM, Inc. is not treated as a subsidiary.

3. Trademarks and registered trademarks

The names of other companies, other logos, product names, service names, brands, etc., mentioned in this material are registered trademarks or trademarks of SOFTBANK CORP. or the applicable companies.

Unauthorized copying of this material and use of the information or the data in this material in whole or in part are not permitted.

- Apple, the Apple logo, iPhone and iPad are trademarks of Apple.

- The trademark “iPhone” is used with a license from Aiphone K.K.